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                                                          OMB APPROVAL
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                                                     OMB Number: 3235-0237
                                                     Expires: December 31, 2001
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FORM 4


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.       Name and Address of Reporting Person

Manger     Roland

________________________________________________________________________________
(Last)                           (First)                       (Middle)

Herbert-v.-Karajan-Platz 1
________________________________________________________________________________
                                                     (Street)

 A-5020 Salzburg, Austria
________________________________________________________________________________
(City)       (State)            (Zip)

________________________________________________________________________________
2.       Issuer Name and Ticker or Trading Symbol

         Cybernet Internet Services International, Inc. (ZNET)


________________________________________________________________________________
3.        IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.        Statement for Month/Year

                March 2000
________________________________________________________________________________
5.        If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6. Relationship of Reporting Person to Issuer (Check all applicable)

[ ] Director                           [ ] 10% Owner
[ ] Officer  (give title below)        [X] Other  (specify below)

The reporting person is or may be a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement described in the issuer's Form S-1, filed September 18, 1998. The reporting person disclaims the existence of a group, and disclaims beneficial ownership of any securities covered hereby owned by joint filer Mr. Schulz or by any other person in the group.

________________________________________________________________________________
7.       Individual or Joint/Group Filing (Check Applicable Line)

[ ]      Form filed by the Reporting Person

[X]      Form filed by more than one Reporting Person

________________________________________________________________________________
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.                Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                Transaction       (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                 Date              ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
                                  (mm/dd/yy)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      03-01-00            X             119,857 (1)  (D)(1)  20.00   161,246 (1)     (D)(1)
                                                                                         EURO
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      03-01-00            X             170,143 (2)  (D)(2)  20.00   307,142 (2)     (D)(2)
                                                                                         EURO
------------------------------------------------------------------------------------------------------------------------------------

If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and                     of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Put (1)(3)          20.00    03-01-00  X            119,857  03-01-00 03-01-00   Common  119,857            -0-     (D)(1)
                    EURO                             (D)(1)                       Stock    (1)              (1)
------------------------------------------------------------------------------------------------------------------------------------
Put (2)(4)          20.00    03-01-00  X            170,143  03-01-00 03-01-00   Common  170,143            -0-     (D)(2)
                    EURO                             (D)(2)                       Stock    (2)              (2)
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) These securities owned solely by Mr. Roland Manger, the reporting person, who is or may be a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Manger disclaims the existence of a group and disclaims beneficial ownership of any securities covered hereby owned by joint filer Mr. Schulz or by any other person in the group.

(2) These securities owned solely by Mr. Thomas Schulz, the joint filer, who is or may be a member of a "group" with reporting person Mr. Roland Manger and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Schulz disclaims the existence of a group and disclaims beneficial ownership of any securities covered hereby owned by reporting person Mr. Manger or by any other person in the group.

(3) As previously reported on Form 4, reporting person Mr. Roland Manger had the right to sell 119,857 shares of Common Stock of the Issuer to a financial institution on March 1, 2000 at the exercise price of 20.00 EURO.

(4) As previously reported on Form 4, joint filer Thomas Schulz had the right to sell 170,143 shares of Common Stock of the Issuer to a financial institution on March 1, 2000 at the exercise price of 20.00 EURO.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

  Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a valid OMB Number.



/s/ Roland Manger                                      April 6, 2000
-------------------------------                        -------------
**Signature of Reporting Person                            Date

                                                         JOINT FILER INFORMATION


Name:                     Mr. Thomas Schulz
Address:                  Schiessstandstrasse 12
                          A-5061 Elsbethen, Austria


Designated Filer:         Mr. Roland Manger
Issuer & Ticker Symbol:   Cybernet Internet Services International, Inc. (ZNET)

Statement for Month/Year: March 2000


Signature:                /s/ Thomas Schulz                April 6, 2000
                          ---------------------------      -------------
                          ** Signature of Joint Filer           Date


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